[EMBRAER LOGO]


                             Notice to Shareholders

                        Interest on Shareholders' Equity


The Board of Directors of Embraer - Empresa Brasileira de Aeronautica S.A. (the "Company"), at a meeting held on September 20, 2004 approved:

     a) The distribution of Interest on Shareholders' Equity for the Third Quarter of 2004 in the aggregate amount of R$ 160,058,269.69, in accordance with the following conditions:

          1. Holders of common shares will be entitled to interest on shareholders' equity in the amount of R$ 0.20913 per share, and holders of preferred shares will be entitled to interest on shareholders' equity in the amount of R$ 0.23005 per share equal to R$ 0.92020 per American Depositary Shares (ADS's). This interest on shareholders' equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404/76, as amended by Law 10,303 dated October 31st, 2001;

          2. The interest on shareholders' equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

          3. This interest on shareholders' equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

          4. Record date for the shares negotiated on the Sao Paulo Stock Exchange (Bovespa) is September 23rd, 2004, and record date for the ADS's negotiated on the New York Stock Exchange (NYSE) is September 28th, 2004;

          5. The payment of the interest on shareholders' equity in Brazil will be on October 15th, 2004, and the holders of ADS's will be paid on October 22nd, 2004, both without any compensation;

          6. The shares will be negotiated on the Sao Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including September 24th, 2004.

     b) The increase in Embraer's capital due to the exercise of employees stock options from R$ 3,140,080,762.07 to R$ 3,141,859,293.14, consisting of a total of 717,810,474 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 475,266,026 are preferred shares.

     As a consequence, the new wording of Art. 5 of Embraer's bylaws is as follows:


     Art. 5 - EMBRAER's subscribed and paid in share capital is three billion, one hundred and forty-one million, eight hundred and fifty-nine thousand, two hundred and ninety-three Reais and fourteen cents (R$ 3,141,859,293.14) divided into seven hundred and seventeen million, eight hundred and ten thousand, four hundred and seventy-


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        four (717,810,474) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-eight (242,544,448) are common shares, including one (1) share of a special class, and four hundred and seventy-five million, two hundred and sixty-six thousand, and twenty-six (475,266,026) are preferred shares.

     c) Confirmed the amount of R$ 100,997,556.25 paid as interest on shareholder's equity during the first quarter of 2004 and the amount of R$ 160,001,996.89 paid as interest on shareholder's equity during the second quarter of 2004, totaling R$ 260,999,553.14, distributed during the first half of 2004, which were added to the obligatory dividends.




     Sao Jose dos Campos, September 20th, 2004

     Antonio Luiz Pizarro Manso
     Executive Vice-President Corporate & CFO




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